Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Announces Publication of Colon Capsule Endoscopy
Guidelines in Endoscopy

-- Guidelines Commissioned by European Society of Gastrointestinal Endoscopy Provide
Comprehensive Framework for Using PillCam COLON 2 in Clinical Practice --

YOQNEAM, Israel, March 12, 2012– Given Imaging (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced the publication of guidelines that provide physicians with a framework for using PillCam COLON 2 in daily clinical practice. The guidelines which were commissioned by the European Society of Gastrointestinal Endoscopy (ESGE) are available online and will be published in the May edition of Endoscopy, the official journal of the ESGE.  The evidence- and consensus-based guidelines are the first to standardize the clinical indications, reporting and work-up for colon capsule endoscopy procedures.

"PillCam COLON 2 gives physicians the option to use a non-invasive and accurate diagnostic exam for direct visualization of the colon.  Since PillCam COLON became commercially available in Europe and other parts of the world in 2009, utilization of this technology to visualize colon mucosa in patients contraindicated for colonoscopy or unwilling to undergo the procedure has increased, as has the number of clinical publications validating its utility,” said Cristiano Spada*, MD, Catholic University, Rome, Italy. “In creating these evidence-based guidelines, our goal was to provide healthcare providers with a standardized protocol to ensure proper patient selection, administration and use of this novel technology in daily practice.”

“Many patients who should be screened are non-compliant due to a variety of reasons and we believe PillCam COLON 2 offers an important new option, providing the optimal balance of low risk, convenience and high diagnostic accuracy,” said Homi Shamir, president and CEO, Given Imaging.    “We are very pleased with the publication of ESGE colon capsule endoscopy guidelines which will support our efforts to educate physicians regarding the clinical utility and benefit of using PillCam COLON for certain patients for whom colonoscopy might be risky including: patients taking blood thinning medications, patients with a higher risk of cardiopulmonary events during or after sedation, or those at risk of perforation. We continue to see the role of PillCam COLON expand and these guidelines will help support the broader launch of this product in Europe this year,” he added.

The colon capsule endoscopy guidelines address three key areas of clinical practice. First, the guidelines describe in detail the indications and contraindications for colon capsule endoscopy. Second, the guidelines establish standards for bowel preparation, including diet regimen, the use of boosters, administering prokinetics and patient education about bowel preparation. The guidelines also provide protocols for the report and work-up of colon capsule endoscopy results.

Key consensus conclusions on the use of colon capsule endoscopy include:

Utilization

Colon capsule endoscopy is a safe, reliable and feasible method for visualization of the colon mucosa in average risk patients, patients who had previously had an incomplete colonoscopy, and patients unwilling or unable to undergo colonoscopy.

Reporting and Follow Up

Patients with significant findings should be referred to colonoscopy for polypectomy and patients without significant findings should repeat the colon capsule endoscopy procedure or a different screening test every five years.

The report also states that additional studies are needed to support the level of evidence and grade of recommendation in general and, especially, in the indication of screening using the second generation of colon capsule.

The guidelines will be considered for review in 2014 or sooner if new evidence becomes available.

Colon capsule endoscopy guidelines were commissioned by the ESGE and endorsed by the Society’s Governing Board.  One of the formative meetings for development of the guideline was the International Colon Capsule Expert Meeting, which took place in February 2011. During the conference, which was sponsored by Given Imaging, 32 leading gastroenterologists from Europe, Australia and Asia cooperated to develop consensus on guidelines to be included.

To access the study online, visit:  https://www.thieme-connect.com/ejournals/html/endoscopy/doi/10.1055/s-0031-1291717

*Dr. Cristiano Spada is a paid consultant of Given Imaging.

About ESGE
The European Society of Gastrointestinal Endoscopy (ESGE) represents national societies of endoscopy in Europe, the Mediterranean and North Africa. Currently, the ESGE is comprised of 44 gastrointestinal societies (ESGE National Member Societies). As of January 1, 2007, the ESGE is also open to individual members.

About PillCam COLON 2
The PillCam® COLON 2 video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. PillCam COLON 2 is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

All medical procedures carry some risk.  The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. PillCam COLON capsule endoscopy presents additional risks, including risks associated with the drug products used to prepare the patient for the procedure, which are currently used for colonoscopy, and to move the capsule through the patient’s digestive tract faster. It may also present other risks that are unknown, but which the clinical studies are designed to detect. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

PillCam® COLON is not approved for use in the United States and certain other jurisdictions.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon, industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.